UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: May 3 - May 30, 2009

MONTHLY OPERATING REPORT
File with Court and submit copy to United States Trustee within 20 days after end of month.

Submit copy of report to any official committee appointed in the case.

REQUIRED DOCUMENTS	Form No.	Document Attached	Available Upon Request	Affidavit/Supplement Attached
Schedule of Cash Receipts and Disbursements	MOR-1	X		
Bank Reconciliation (or copies of debtor's bank reconciliations)	MOR-1a	X		
Schedule of Professional Fees Paid	MOR-1b	X		
Listing of bank account numbers and balances		X		
Cash disbursements journals		X		
Statement of Operations	MOR-2	X		
Balance Sheet	MOR-3	X		
Status of Postpetition Taxes	MOR-4	X		
Copies of IRS Form 6123 or payment receipt		N/A		
Copies of tax returns filed during reporting period		N/A		
Summary of Accounts Payables	MOR-4	X		
Accounts Receivable Aging		N/A		
Debtor Questionnaire	MOR-5	X		

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and the attached documents
are true and correct to the best of my knowledge and belief.



_____
Signature of Debtor

_____7/20/09_____
Date

_____
Signature of Joint Debtor

_____
Date



_____
Signature of Authorized Individual*

_____7/20/09_____
Date

J. Gregory Ambro
_____
Printed Name of Authorized Individual

Executive Vice President and Chief Operating Officer
_____
Title of Authorized Individual

*Authorized individual must be an officer, director or shareholder if debtor is a corporation; a partner if debtor
is a partnership; a manager or member if debtor is a limited liability company.

MOR
(04/07)

UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: May 3, 2009 - May 30, 2009

SCHEDULE OF CASH RECEIPTS AND DISBURSEMENTS [1]

	BANK ACCOUNTS					CURRENT MONTH		FILING TO DATE
	GEN OPER.	STORE WORKING FUNDS	UTILITY DEP	SALES TAX	ALASKA	ACTUAL	PROJECTED [2]	ACTUAL
CASH (LOAN BALANCE) BEGINNING OF MONTH	4,760	2	280	5,490	27	10,560	(36,865)	(68,811)
RECEIPTS								
CASH SALES	-					-	-	83,387
CREDIT CARD RECEIVABLES	-					-	-	20,495
LOANS AND ADVANCES	-					-	-	-
SALE OF ASSETS	404					404	26,614	95,901
OTHER RECEIPTS [3]	22,376		0	0		22,376	15,199	39,614
TRANSFERS (FROM DIP ACCTS)	(1,748)	8		1,742	(2)	0	-	0
TOTAL RECEIPTS	$ 21,032	$ 8	$ 0	$ 1,742	$ (2)	$ 22,781	$ 41,813	$ 239,397
DISBURSEMENTS								
ADVERTISING	-					-	-	3,223
MERCHANDISE (INCLUDING FREIGHT)	-					-	-	53,228
RENT	2,446					2,446	-	10,169
PAYROLL, PAYROLL TAXES, AND BENEFITS	6,431					6,431	6,946	37,390
UTILITIES	570					570	647	2,335
INSURANCE	165					165	112	492
SALES AND OTHER TAXES	156			7,153		7,309	2,000	21,559
GENERAL OPERATING	863					863	1,126	6,542
FINLAY LICENSE	4,566					4,566	-	8,177
FINANCING EXPENSES	-					-	-	3,524
PROFESSIONAL FEES	-					-	-	117
OTHER	385				1	386	2,433	7,356
TOTAL DISBURSEMENTS	$ 15,582	$ -	$ -	$ 7,153	$ 1	$ 22,736	$ 13,264	$ 154,112
DRAW ON LC	-					-	-	4,648
ADJUSTMENTS	(2,048)					(2,048)	-	(828)
NET CASH FLOW	$ 3,402	$ 8	$ 0	$ (5,411)	$ (3)	$ (2,004)	$ 28,549	$ 79,809
(RECEIPTS LESS DISBURSEMENTS)								
CASH (LOAN BALANCE)- END OF MONTH	$ 8,162	$ 11	$ 280	$ 80	$ 24	$ 8,556	$ (8,316)	$ 10,998

[1] The cash balances and activity on this schedule represents the following balance sheet items: Unrestricted Cash and Cash Equivalents, Restricted Cash and Cash Equivalents, and Revolver Line of Credit. The balance of the revolver line of credit as of May 30, 2009 was $0.

[2] 'Projected' amounts reflect projections per the DIP budget (based on weeks ending each Monday) and reflect projected activity for the period May 5 - June 1, 2009. The projection does not include activity in the other general operating, Alaska, and sales tax accounts.

[3] Primarily represents reimbursements from the liquidator joint venture for store expenses and augment merchandise sharing.

MOR
(04/07)

SCHEDULE OF PROFESSIONAL FEES AND EXPENSES PAID
This schedule is to include all retained professional payments from case inception to current month.

(Actual $)

PAYEE	PERIOD COVERED	DATE OF COURT ORDER AUTHORIZING PAYMENT	AMOUNT APPROVED	AMOUNT PAID		TOTAL PAID TO DATE		AMOUNT ACCRUED	TOTAL INCURRED AND UNPAID
				FEES	EXPENSES	FEES	EXPENSES		
O'Melveny & Meyers	1/14 to 5/30/09							3,275,000	3,275,000
FTI Consulting	1/14 to 5/30/09							2,925,000	2,925,000
Richards, Layton & Finger	1/14 to 5/30/09							290,000	290,000
Kurtzman Carson Consultants	1/14 to 5/30/09			126,685		126,685		417,000	290,315
Cooley Godward Kronish	1/14 to 5/30/09							680,000	680,000
Loughlin Meghji & Company	1/14 to 5/30/09							360,000	360,000
Benesch	1/14 to 5/30/09							90,000	90,000
GE Capital Third Party Legal [1]	1/14 to 5/30/09			95,430		95,430		500,000	404,570
Financial Dynamics	1/14 to 5/30/09			11,665		11,665		25,000	13,335
Other	1/14 to 5/30/09							520,000	520,000
TOTAL PAYMENTS TO PROFESSIONALS			$ -	$ 233,780	$ -	$ 233,780	$ -	$ 9,082,000	$ 8,848,220

[1] Amounts paid to GE Capital's legal advisors represent disbursements related to advisory work on the Credit Agreement performed prepetition.

MOR
(04/07)

In re: Gottschalks, Inc.   Case No. 09-10157 (KJC)
                                                                      Reporting Period: May 3 - May 30, 2009

STATEMENT OF OPERATIONS - Income Statement

The Statement of Operations is to be prepared on an accrual basis. The accrual basis of accounting recognizes
revenue when it is realized and expenses when they are incurred, regardless of when cash is actually received or paid.

		Cumulative
REVENUES	**Month ($ in 000's)**	**Filing to Date ($ in 000's)**
Net Sales	0	92,623
Net Leased Department Revenue	483	1,527
Net Credit Revenue	67	1,697
Total Revenues	550	95,847
COST OF GOODS SOLD		
Cost of Goods Sold	(70)	74,036
Gross Profit	620	21,811
OPERATING EXPENSES		
Advertising	(4)	2,197
Bad Debts	(10)	55
Contributions	-	9
Employee Benefits Programs	(103)	3,300
Insider Compensation	78	691
Insurance	71	772
Repairs and Maintenance	10	933
Rent and Lease Expense	134	6,887
Salaries/Commissions/Fees	741	18,167
Supplies	10	1,900
Taxes	501	2,113
Travel and Entertainment	2	122
Utilities	(14)	1,020
Other (attach schedule)	188	50,181
Total Operating Expenses Before Depreciation	1,604	88,347
Depreciation/Depletion/Amortization	546	4,629
Net Profit (Loss) Before Other Income & Expenses	(1,530)	(71,165)
OTHER INCOME AND EXPENSES		
Other Income (attach schedule)	(687)	(1,068)
Interest Expense	135	1,613
Net Profit (Loss) Before Reorganization Items	(978)	(71,710)
REORGANIZATION ITEMS		
Professional Fees	1,007	9,089
U. S. Trustee Quarterly Fees	10	50
Other Reorganization Expenses (attach schedule)	468	2,173
Total Reorganization Expenses	1,485	11,312
Income Taxes	-	76
Net Profit (Loss)	$ (2,463)	$ (83,098)

Notes:

MOR
(04/07)

In re: Gottschalks, Inc.   **Case No. 09-10157 (KJC)**
                                                                        Reporting Period: May 3 - May 30, 2009

STATEMENT OF OPERATIONS - continuation sheet

BREAKDOWN OF "OTHER" CATEGORY	Month ($ in 000s)	Cumulative Filing to Date ($ in 000s)
Other Operational Expenses		
Services Purchased	788	4,610
Unclassified	(689)	(936)
Communications	75	401
Postage	13	206
Professional Fees	6	77
Costs capitalized under Uniform Capitalization Rules [1]	0	(1,099)
(Gain)Loss on Assets	(5)	46,916
Store Closure Costs	0	6
Total Other Operational Expenses	**188**	**50,181**
Other Income		
Rental income	(12)	(52)
Miscellaneous income	(675)	(1,016)
Total Other Income	**(687)**	**(1,068)**
Other Reorganization Expenses		
Amortization of DIP loan fees	468	2,173
Total Other Reorganization Expenses	468	2,173

[1] Uniform Capitalization Rules require capitalization of certain indirect buying, handling and distribution costs to align these costs with the related sales.

MOR
(04/07)

In re: Gottschalks, Inc.   **Case No. 09-10157 (KJC)**
                                                                                                                     Reporting Period: May 3 - May 30, 2009

BALANCE SHEET

The Balance Sheet is to be completed on an accrual basis only. Pre-petition liabilities must be classified separately from postpetition obligations.

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH ($ in 000's)		BOOK VALUE PETITION DATE ($ in 000's)
CURRENT ASSETS			
Unrestricted Cash and Equivalents	$	8,195	$ 7,408
Restricted Cash and Cash Equivalents [1]		360	-
Credit Card Receivables		1,569	-
Accounts Receivable (Net)		5,756	2,944
Inventories		-	126,552
Prepaid Expenses (attach schedule)		4,169	3,849
Professional Retainers		493	493
Other Current Assets (attach schedule)		22,722	8,216
TOTAL CURRENT ASSETS	$	43,264	$ 149,462
PROPERTY AND EQUIPMENT			
Real Property and Improvements		60,652	60,652
Machinery and Equipment		12,348	61,313
Furniture, Fixtures and Office Equipment		1,148	89,942
Leasehold Improvements		65,469	65,463
Vehicles		420	420
Construction in progress		-	2,187
Less Accumulated Depreciation		(65,774)	(151,228)
TOTAL PROPERTY & EQUIPMENT	$	74,263	$ 128,749
OTHER ASSETS			
Loans to Insiders		-	-
Other Assets (attach schedule)		11,488	5,166
TOTAL OTHER ASSETS	$	11,488	$ 5,166
TOTAL ASSETS	$	129,015	$ 283,377

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH		BOOK VALUE PETITION DATE
LIABILITIES NOT SUBJECT TO COMPROMISE (Postpetition)			
Accounts Payable		6,843	
Taxes Payable (refer to FORM MOR-4)		7,174	
Wages Payable		279	
Rent / Leases - Building/Equipment		1,289	
Secured Debt / Adequate Protection Payments		-	
Professional Fees		8,868	
Amounts Due to Insiders		19	
Other Postpetition Liabilities (attach schedule)		38,953	
TOTAL POSTPETITION LIABILITIES	$	63,425	-
LIABILITIES SUBJECT TO COMPROMISE (Pre-Petition)			
Secured Debt		3,249	76,069
Priority Debt		37	37
Unsecured Debt		54,272	54,533
Other Pre-petition Liabilities (attach schedule)		2,486	64,099
TOTAL PRE-PETITION LIABILITIES	$	60,044	194,738
TOTAL LIABILITIES	$	123,469	194,738
OWNER EQUITY			
Capital Stock		137	137
Additional Paid-In Capital		78,007	78,002
Retained Earnings - Pre-Petition		11,987	11,987
Retained Earnings - Postpetition		(83,098)	
Adjustments to Owner Equity (attach schedule)		(1,487)	(1,487)
NET OWNER EQUITY		5,546	88,639
TOTAL LIABILITIES AND OWNERS' EQUITY	$	129,015	$ 283,377

[1] Restricted Cash and Cash Equivalents represents cash held in separate accounts for utility adequate assurance sand tax payments.

MOR
(04/07)

BALANCE SHEET - continuation sheet

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH ($ in 000's)	BOOK VALUE PETITION DATE ($ in 000's)	
Prepaid Expenses			
Prepaid insurance	756	1,167	
Workers compensation prepaid	889	889	
Prepaid advertising	-	219	
Prepaid health and other	194	122	
Prepaid rent	1,884	-	
Prepaid expenses	189	1,094	
Prepaid property taxes	257	358	
Total Prepaid Expenses	**4,169**	**3,849**	
Other Current Assets			
Supplies	-	1,534	
Workers compensation reserves	6,118	6,118	
Deferred loan fees	638	4	
Joint Venture receivable	15,493		
Other receivables	110	373	
Salary support receivable	360	184	
Other	3	3	
Total Other Current Assets	**22,722**	**8,216**	
Other Assets			
Intangibles - lease rights	787	813	
Investment in partnership	1,771	1,810	
Credit card and other deposits	5,938	-	
Straightline lease	2,456	2,543	
Prepaid rent	536		
Total Other Assets	**11,488**	**5,166**	

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE PETITION DATE	
Other Postpetition Prepetition Liabilities			
Other Postpetition Liabilities			
Accrued expenses	373		
Cash management liability (bank overdraft)	2,396		
Gift and merchandise cards	3,792		
Vacation payable	643		
Payroll deductions payable	506		
Sales return reserve	-		[1]
Workers compensation insurance reserves	6,118		[1]
Other insurance reserves	348		[1]
Deferred revenue	5,939		
Deferred rent	5,309		
Intangibles - lease rights	196		
Fin 48 liability	1,008		
Deferred taxes	3,512		
Capital leases	8,813		
Total Other Postpetition Liabilities	**38,953**		
Other Prepetition Liabilities			
Accrued expenses		5,162	[2]
Gift and merchandise cards		7,738	[2]
Sales and payroll taxes payable		10,495	[2]
Wages payable		2,030	[2]
Vacation payable	1,682	2,990	
Payroll deductions payable		304	[2]
Accrued accounting fees	477	520	
Pension liability	97	97	
Other accruals prepetition	213	599	
Store party fund	17	63	
Vendor supported events	-	220	
Sales return reserve		1,663	[1]
Workers compensation insurance reserves		6,118	[1]
Other insurance reserves		259	[1]
Deferred revenue		6,699	
Deferred rent		5,466	
Intangibles - lease rights		208	
Fin 48 liability		1,008	
Deferred taxes		3,512	
Capital leases		8,948	
Total Other Prepetition Liabilities	**2,486**	**64,099**	
Adjustments to Owner Equity			
Treasury stock	(1,487)	(1,487)	
[1] Represents reserves that are reevaluated on a quarterly basis.			
[2] Represents employee programs that were continued postpetition per Court order.			

MOR
(04/07)

UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: May 3 - May 30, 2009

STATUS OF POSTPETITION TAXES

The beginning tax liability should be the ending liability from the prior month or, if this is the first report, the amount should be zero.
Attach photocopies of IRS Form 6123 or payment receipt to verify payment or deposit of federal payroll taxes.
Attach photocopies of any tax returns filed during the reporting period.

(Actual $)

	Beginning Tax Liability	Amount Withheld or Accrued	Amount Paid	Ending Tax Liability
Federal				
Withholding	149,762	339,172	(284,862)	204,072
FICA	651,932	856,070	(864,696)	643,305
Unemployment	47,570	18,903	-	66,473
Total Federal Taxes	$ 849,264	$ 1,214,145	$ (1,149,558)	$ 913,851
State and Local				
Withholding	69,775	160,929	(130,398)	100,306
Sales & Excise [1]	7,442,047	5,349,938	(7,013,117)	5,778,868
Unemployment	157,222	68,064	-	225,286
Real Property	(193,169)	297,562	-	104,394
Personal Property [2]	26,078	14,466	-	40,544
Workers Compensation	5,313	3,460	-	8,773
Other: Local	891	623	-	1,514
Total State and Local	7,508,158	5,895,042	(7,143,515)	6,259,685
Total Taxes	$ 8,357,421	$ 7,109,187	$ (8,293,073)	$ 7,173,535

[1] Sales and Excise taxes are paid one month in arrears.

[2] Personal Property Taxes are paid on an annual basis.

* Copies of tax returns are available upon request.

SUMMARY OF ACCOUNTS PAYABLE

Attach aged listing of accounts payable.

Note: The Company does not analyze or prepare the aging of its accounts payable.

MOR
(04/07)

In re: Gottschalks, Inc.   **Case No. 09-10157 (KJC)**
                      Reporting Period: May 3 - May 30, 2009

ACCOUNTS RECEIVABLE AGING

Accounts Receivable Aging	Amount

Note: The Company does not analyze or prepare the aging of its accounts receivable.

DEBTOR QUESTIONNAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		X
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		X
3. Have all postpetition tax returns been timely filed? If no, provide an explanation below.	N/A	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	X	
5. Has any bank account been opened during the reporting period? If yes, provide documentation identifying the opened account(s). If an investment account has been opened provide the required documentation pursuant to the Delaware Local Rule 4001-3.		X

MOR
(04/07)